EXHIBIT 99.17

CONSENT OF THOMAS L. DRIELICK

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F being filed by Mercator Minerals Ltd. with the United States Securities and Exchange Commission in connection with (1) the El Pilar Project 43-101F1 Technical Study Report, Feasibility Study dated November 9, 2011 (the “El Pilar Report”) and (2) the annual information form of the Corporation dated March 30, 2012, which includes reference to my name in connection with information relating to the El Pilar Report and the properties described therein.

Date: March 30, 2012

/s/ Thomas L. Drielick Thomas L. Drielick, P.E.